

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Jonathan Amt
Senior Counsel – Corporate & Securities
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, California 94065

   Re: **Electronic Arts Inc.**
      Form 10-Q
      Exhibit Nos. 10.1 and 10.2
      Filed November 10, 2020
      File No. 000-17948

Dear Mr. Amt:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance